FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey makes strong start to the year

London, 29th April 2008

This statement provides a summary of the business and financial trends for the three months to 31 March 2008. Unless otherwise stated, the trading [1] results of Abbey are compared to equivalent results for 2007.

The first quarter 2008 results of Santander are also released today and can be found on www.santander.com. Abbey’s results, on a Group basis, are included within Santander’s financial statements.

Highlights

• statutory profit before tax from continuing operations and trading profit before tax well ahead of the same period in 2007;

• trading income growth was comfortably within the targeted 5 – 10% range, driven by a strong uplift in net interest income resulting from retail asset growth of 10%, despite market conditions, and an improved asset spread compared to the final quarter in 2007;

• mortgage balances were up 10% compared to the same period in 2007 with an estimated net lending market share of 15.9% in the first quarter, considerably higher than stock share. Relative to expectations, the stronger performance is driven by a combination of higher gross lending and, as importantly, better retention driving lower capital repayments. New business margins were more than double those seen in the same period in 2007, whilst maintaining prudent lending criteria. Abbey’s high net lending share in Q1 reflects, in part, the contraction of non-standard market segments where Abbey has negligible exposure;

• resilient retail balance sheet performance reflecting Abbey’s strong retail funding mix (c. 60% customer deposit based, less than 10% of commercial assets are funded by wholesale short term funding). During the quarter, Abbey’s requirement for short term funding was stable, with growth in retail and commercial lending funded by deposit growth and a reduction in assets in its global banking and markets operations;

• trading expenses broadly in line with the same period in 2007;

• trading provisions were ahead of the same period in 2007, in line with expectations and coupled with prudent lending criteria; and

• trading cost to income ratio of 47.0% (Q1 2007: 50.5%) continues to improve having achieved the average of the sector, and moving Abbey closer to the best in class in the sector.

Comment

"We have made a strong start to the year despite the very difficult market conditions. Abbey, as part of Santander, is well placed to meet the future challenges and to capitalise on opportunities.

Abbey has been taking a balanced approach in managing its market share and profitability, for several quarters now. From this platform, we have been able to capitalise on the recent trends in the mortgage market, increasing both volume and margin together with a prudent risk criteria, consistent with Santander’s traditional standards. We continue to benefit from our focus on the prime residential mortgage market, and only 3% of our new business is at an LTV of greater than 90%.

We are funding the increased market share by both increased customer deposits, and by redirecting funding from our short-term markets operations to our retail business, in terms of portfolio allocation.

We are also continuing to broaden Abbey’s proposition, through growing our current account base, credit card sales and business and corporate banking, all of which performed well in the first quarter. Through good balance sheet management we are well placed to continue these positive trends into the second quarter.

Abbey's revenue growth remains comfortably within the targeted 5 - 10% range and we have continued with stable costs. Our continuing focus on efficiency means we are on track to be below the sector average by the end of 2008 and can continue to share the benefits of our efficiency gains with customers through competitive, value-for-money products.

I am confident that Abbey will make further progress in 2008 towards our goal of becoming a fully-fledged commercial bank."

António Horta-Osório, Chief Executive

Financial results

Abbey statutory profit before tax for continuing operations was well ahead of the same period in 2007.

Trading income:

Net interest income was significantly ahead of the first quarter in 2007, driven by a good performance in Retail and Private Banking (previously Wealth Management). Retail Banking net interest income was up, despite challenging market conditions, reflecting strong asset and liability growth of 10% and 5% respectively. Deposit related income was particularly strong, in part benefiting from bank account growth. Mortgage lending in the first quarter was also strong, taking advantage of favourable pricing conditions, and continues to be focused on high quality prime residential lending. Across both Retail and Private Banking operations, liability driven income is ahead of last year reflecting balanced growth and margin management during 2007. Private Banking in particular benefited from good growth in Cater Allen and James Hay brands.

Non-interest income was slightly down compared to the first quarter in 2007, with a good performance in Retail Banking offset by a decline in non interest income in Global Banking and Markets impacted by lower transactional flow. Retail Banking non interest income was broadly in line with last year with robust investment sales, despite difficult market conditions, Credit Cards and General Insurance trends offset by continued pressure on current account charges.

Trading expenses:

Trading expenses were broadly in line with the same period last year. Expenses are expected to be broadly flat through 2008.

Trading provisions:

In line with expectations, the mortgage provision charge is gradually increasing from an historical low, driving a modest increase in the Retail Banking provision charge. In the unsecured portfolio, mitigating actions taken last year are delivering results, with a reduction in non-performing asset and levels of write off.

Credit quality remains strong, with the average loan to value (LTV) on new business and stock remaining low at 66% (Q1 2007: 64%) and 48% (Q1 2007: 45%) respectively. Only 3% of new business has an LTV of greater than 90%, and Abbey has no exposure to sub-prime mortgage lending.

There has been a small increase in absolute terms in the stock of properties in possession to 625 (Q1 2007: 528) albeit from historically low levels. In terms of 3 month plus arrears, the increase to 8,195 (Q1 2007: 7,061) was anticipated following base rate rises. Abbey remains significantly better than the industry based on the most recent CML figures for both.

Reorganisation expenses and other charges:

Restructuring costs and other non-trading items were significantly lower than the same period in 2007.

Business flows

	Qtr 1 2007	Qtr 2 2007	Qtr 3 2007	Qtr 4 2007	Qtr 1 2008

Gross mortgage lending (£ bn)	7.5	9.3	10.2	8.6	8.9
Capital repayments (£ bn)	6.3	7.1	6.9	6.6	5.9
Net mortgage lending (£ bn)	1.3	2.2	3.3	2.0	2.9
Stock (£ bn)	102.9	105.1	108.4	110.4	113.3

Market share – gross lending	9.0%	10.0%	10.3%	9.8%	11.8%
Market share – capital repayments	10.8%	10.9%	10.2%	10.3%	10.5%
Market share – net lending	4.9%	7.7%	10.8%	8.5%	15.9%
Market share – stock	9.3%	9.3%	9.3%	9.3%	9.4%

Retail net deposit flows(£ bn) [2]	0.8	1.1	0.7	0.6	0.8
Investment sales – API (£ bn) (excl. intermediary sales)	0.4	0.5	0.4	0.4	0.4

Bank account openings (000s)	108	109	111	102	124
Abbey branded adult bank account openings (000s)	60	65	66	65	86
Abbey branded average current account liability (£ bn)	5.0	5.0	5.2	5.3	5.2
Total gross UPL lending (£ bn)	0.3	0.3	0.3	0.2	0.3
Credit card sales (000s) [3]	70	27	27	137	119

Main highlights for the three months to 31 March 2008 (compared to the same period in 2007 unless otherwise stated) include:

• gross mortgage lending of £8.9 billion, 18% higher, with an estimated market share of 11.8%. This improvement reflects success across both direct and intermediary channels, with new business margins well ahead of the same period last year;

• capital repayments of £5.9 billion, 6% lower, reflecting a strong performance driven by both excellent retention activity and current market conditions. Abbey’s estimated market share of capital repayments of 10.5% is in line with both 2007 and 2006 full year market shares;

• net mortgage lending of £2.9 billion, more than double the same period last year and equivalent to an estimated market share of 15.9%, is considerably higher than stock share. Abbey has capitalised on the improved market conditions whilst at the same time actively reduced repayments. The high net lending share in the first quarter reflects, in part, the contraction of non-standard market segments where Abbey has little or no exposure;

• net customer deposit flows of £0.8 billion were in line with last year despite fierce price competition in the market and volatility in bank account balances. Abbey’s performance has been driven by a continued focus on branch-based savings and the tax year campaign led by Abbey’s market leading 10% Super ISA and 6.25% Direct ISA, as well as a strong performance in its Private Banking business including Cater Allen;

• investment sales were up 7% despite difficult market conditions. Performance was driven by a competitive range of investment products, linked propositions (with market leading Savings accounts) and a strong promotional campaign in March. In addition, the number of sales advisors has been increased following a successful recruitment campaign in Q4’07 and Q1’08;

• Abbey has been successful in achieving its targeted uplift in the level of bank account openings, up 15% and continuing to attract adult customers, up 44%, and switcher customers, up 48%. Abbey sees the current account relationship as a key driver of a customers overall experience with the bank and has increased focus within its branch and remote channels on developing business in this area. The continuation of the market leading 8% offer to switchers and non-switchers has supported this growth;

• total gross UPL lending decreased by 17% reflecting Abbey’s revised pricing and scorecard. Abbey continues to focus lending mix towards existing customers and through the branch channel which has contributed to higher UPL stock margins resulting in an increase of 87bps versus the same point last year; and

• credit card sales have been strong, up 70% benefiting from attractive headline rate, promotional activity and sales focus through the branch channel.

[1] Trading profit before tax is management’s preferred profit measure when assessing the performance of the business.  It is calculated by adding back reorganisation expenses and other charges from profit before tax.

[2] Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been; Q1 2007: £0.8bn; Q2 2007: £1.0bn; Q3 2007 £0.8bn; Q4 2007 £0.3bn; Q1 2008 £0.8bn.

[3] Credit card openings prior to Q3 2007 were opened through Abbey’s relationship with MBNA. Cards are now issued through Abbey’s relationship with Santander Cards Ltd (UK).

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N).  Founded in 1857, Santander has more than 60 million customers, over 11,000 offices and a presence in over 40 countries.  It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal.  Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange.  Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements.  The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission.  Such forward-looking statements are found in various places throughout this press release.  Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing.   The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

 This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Media Relations)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 April 2008	By / s / Jessica Petrie
(Authorised Signatory)